UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House

Dawson Street

Dublin 2

D02 RY95

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated February 4, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: February 4, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance